345 Park Avenue, New York, NY 10154-0037 212 546-4260 Fax 212 605-9622

E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

August 2, 2005

VIA FEDERAL EXPRESS

Cecilia D. Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Second Response by Bristol-Myers Squibb Company, File No. 1-1136

Dear Ms. Blye:

I write to respond on behalf of Bristol-Myers Squibb Company (“BMS”) to the further inquiries in the above-mentioned matter made by Jack Guggenheim in our telephone conversation of July 13, 2005, and my voicemail message to Mr. Guggenheim on July 22, 2005 requesting an extension of our time to respond.

NORTH KOREA

1.	Q. Were there any direct sales by BMS Pharmaceuticals Korea B.V., or BMS Pharmaceuticals Korea Limited into North Korea from 2001 to 2004?

A. No. We confirm that no direct sales were made to North Korea by these entities from 2001 to 2004.

2.	Q. Did any affiliated entities have any sales into North Korea from 2001 to 2004?

A. No. Our internal inquiry reveals that neither BMS nor any affiliated entities made any sales into North Korea from 2001 to 2004.

3.	Q. Did BMS or any affiliate have any physical presence in North Korea from 2001 to 2004?

A. No. Neither BMS nor any BMS affiliate had any physical presence in North Korea from 2001 to 2004.

Cecilia D. Blye

Chief Office of Global Security Risk

August 2, 2005

File No. 1-1136

IRAN

4.	Q. Please identify the non-U.S. joint venture partner and the joint venture product referred to in BMS’ May 10, 2005 letter.

A. The joint venture referred to in our May 10, 2005 letter is a contractual joint venture, not a joint venture entity. The non-U.S. joint venture partner and the joint venture product referred to in our May 10, 2005 letter are respectively Sanofi-Aventis and Plavix (clopidogrel bi-sulfate), an anti-clotting agent.

5.	Q. Provide the dollar amounts of sales into Iran by BMS and BMS non-U.S. affiliates in each of the years 2001 to 2004.

A. The chart below provides the requested figures representing total sales into Iran, broken down into sales into Iran by our U.S. operations or involving U.S. products pursuant to licenses issued by the Office of Foreign Assets Control (“OFAC”) and sales by non-U.S. affiliates that did not require OFAC licenses.

Year	Sales pursuant to OFAC Licenses	Sales by non-U.S. affiliates that did not require OFAC licenses
2001	$0.	$2,390,000.
2002	$0.	$3,729,000.
2003	$114,000.	$7,288,000.
2004	$130,000.	$5,864,000.

6.	Q. Provide the dollar amounts flowing to BMS from the referenced joint venture product sales into Iran in each of the years 2001 to 2004.

A. BMS’ share of profit from Plavix sales into Iran by a French affiliate of Sanofi, pursuant to the Sanofi-BMS joint venture, are as follows:

2001	$0.
2002	$0.
2003	$0.
2004	$829,000.

7.	Q. Your response addresses materiality of sales to Iran by BMS, its affiliates and its joint venture partner in terms of sales volume and efforts to comply with U.S. sanctions against Iran only for 2004. Please address the materiality of these transactions in terms of sales volumes and compliance with U.S. sanctions during the years 2001 to 2004.

A. Taking into account these two factors, BMS believes that sales into Iran in 2001, 2002, 2003 and 2004 as described in Questions 4-6 above were not material in any single year or in the aggregate.

Cecilia D. Blye

Chief Office of Global Security Risk

August 2, 2005

File No. 1-1136

8.	Q. Please discuss materiality and whether sales into Iran pose a material investment risk to your security holders in light of potential impact upon the Company’s reputation and share value and any other relevant non-quantitative factors.

A. Because the sales in question involved pharmaceutical, health care and nutritional products, were made consistent with U.S. law (including in some cases pursuant to specific licenses issued by OFAC), and were in low volume, BMS does not believe that non-quantitative factors such as reputation alter the materiality analysis set forth in Question 7 above. For these same reasons, BMS believes that the sales into Iran in 2001, 2002, 2003 and 2004 as described in Questions 4-6 do not pose a material investment risk to shareholders.

Sincerely,

/s/ Sandra Leung
Sandra Leung
VP & Corporate Secretary

SL/ss

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